UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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3Q10 Results

Gross debt falls 7% (R$ 0.9 billion) in the quarter, driving the decline in
Net Debt/EBITDA to 3.9x.

Key Indicators [1]	3Q10	2Q10	3Q09	3Q10 vs. 2Q10	3Q10 vs. 3Q09	9M10	9M09	9M10 vs. 9M09	LTM*
Pulp Production ('000 t)	1,334	1,208	1,428	10%	-7%	3,856	3,794	2%	5,251
Pulp Sales ('000 t)	1,195	1,253	1,276	-5%	-6%	3,770	3,788	0%	5,230
Paper Production ('000 t)	79	79	93	-	-15%	235	281	-16%	323
Paper Sales ('000 t)	105	87	110	20%	-5%	274	307	-11%	385

Net Revenue (R$ million)	1,797	1,809	1,402	-1%	28%	5,281	4,302	23%	6,979
EBITDA (R$ million) [2]	717	730	426	-2%	68%	2,084	1,194	75%	2,586
EBITDA margin (%)	40%	40%	30%	-	10 p.p.	39%	28%	11 p.p.	37%
Net Financial Result (R$ million) [3]	249	(315)	568	-	-56%	(408)	1,751	-123%	(565)
Net Income (R$ million)	303	130	368	133%	-18%	441	2,556	-83%	476

Gross Debt (R$ million)	12,296	13,209	15,406	-7%	-20%	12,296	15,406	-20%	12,296
Cash Position (R$ million) [4]	2,184	2,364	2,594	-8%	-16%	2,184	2,594	-16%	2,184
Net Debt (R$ million)	10,112	10,846	12,812	-7%	-21%	10,112	12,812	-21%	10,112
Net Debt/EBITDA LTM*	3.9	4.7	7.2	-0.8 x	-3.3 x	3.9	7.2	-3.3 x	3.9
*LTM: Last Twelve Months

Highlights of the Quarter

•	World producers’ inventories fell to 32 days of supply in September, below the historical average.
•	Net debt fell 7% and 21% quarter-on-quarter and year-on-year, respectively, to R$ 10.1 billion.
•	Net Debt/EBITDA in the last twelve months fell to 3.9x in the quarter (2Q10: 4.7x; 3Q09: 7.2x).
•	Debt average maturity stretched to 75 months, from 70 in 2Q10 and 52 in 3Q09.
•	The cost of dollar-denominated debt was reduced to 5.6% p.a. (2Q10: 6.0% p.a.; 3Q09: 6.9 % p.a.).
•	Cash balance was R$ 2.2 billion, representing 0.9x of short term debt as of 3Q10.
•	Pulp production reached 1.3 million tons, up 10% quarter-on-quarter as fewer units were in maintenance, but down 7% year-on-year as a result of the Guaíba Unit sale.
•	Pulp sales declined by 5% and 6% quarter-on-quarter and year-on-year, respectively, due to reduced Asian demand at the beginning of 3Q10.
•	Cash cost of pulp production of R$ 465/t in 3Q10, falling 7% (R$ 34/t) over 2Q10. Excluding the effect of the scheduled maintenance downtimes, cash cost would have been R$ 435/t.
•
EBITDA of R$ 717 million, a 2% quarter-on-quarter decline chiefly a result of the 5% decline in the pulp sales volume and the depreciation of the dollar against the real. Year-on-year, the 68% increase was largely explained by the higher average net pulp price.

•	EBITDA margin of 40%, stable quarter-on-quarter and up 10 p.p. year-on-year. EBITDA/t reached R$ 552/t (US$316/t).
•	Net income of R$ 303 million, compared to R$ 130 million in 2Q10 and R$ 368 million in 3Q09.
•	Growth: continued initiatives to ensure the 2014 start-up of Três Lagoas II.
•	Fibria was chosen to the 2010/2011 Dow Jones Sustainability Index (DJSI World).

Fibria celebrates 1 year

•	Migration to the BM&FBovespa’s Novo Mercado.
•	Financial turnaround with debt restructuring.
•	Integration process for consolidation of the merger.
•	Synergies capture curve above expected.
•	Best Latin American IR Program according to the Institutional Investor Magazine.

Information as of 11/10/ 2010: Market Value R$ 14.4 billion US$ 8.4 billion Quotes FIBR3: R$ 30.85 FBR: US$17.93 Shares issued: 467,934,646 Common shares	Conference Call Date: November 11, 2010 12:30 P.M. English (BRT) 1:30 P.M. Portuguese (BRT) Replay: Nov. 11 to 19, 2010 1 (412) 858-4600 Code: Fibria Webcast: www.fibria.com.br/ir	IR Contact: João Elek CFO/IRO André Gonçalves IR Manager Anna Laura L. Rondon Fernanda Naveiro Vaz Roberto P. Costa 55 11 2138-4565 ir@fibria.com.br

(1) The 2009 Financial Statements presented for comparison, were adjusted according to accounting standards (CPCs) 15-41 and 43 (except 34-unissued) issued by the Brazilian Accounting Standards Committee, as required by BR GAAP; (2) adjusted by non-recurring and non-cash items and CPC effects (3) includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest calculations (4) includes marking-to-market of derivatives.
The operating and financial information of Fibria Celulose S.A. for the third quarter of 2010 (3Q10) is disclosed in this document consolidated format and expressed in Brazilian Reais (R$ ), is unaudited and is elaborated in accordance with the requirements of Brazilian corporate law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all inter-company transactions.

3Q10 Results

Contents

Executive Summary	04

Pulp Market	06

Paper Market	08

Production and Sales – Pulp and Paper	08

Results Analysis	09

Financial Result	11

Derivatives	12

Net Income	13

Debt	14

Liability Management	16

CAPEX	16

Capital Markets	17

Sustainability	17

Acknowledgment	18

Appendix I	19

Appendix II	20

Appendix III	21

Appendix IV	22

Appendix V	23

Appendix VI	24

3Q10 Results

Executive Summary

Despite U.S. and Asian growth data suggesting an economic slowdown, the fundamentals of supply and demand for the pulp market continue to be positive in 3Q10, mainly supported by good European performance.  The pulp price correction in July reinforced Fibria’s market position without indicating a change in industry fundamentals, which is evidenced by the maintenance of the pulp list price at US$870/t in August and September.

Pulp production reached 1,334 thousand tons, up 10% quarter-on-quarter as there were fewer units under maintenance downtimes in 3Q10 (Jacareí and Conpacel) compared to 2Q10 (Aracruz, Veracel and Três Lagoas). The 7% year-on-year decline was explained by the reduced supply as a result of the Guaíba Unit sale in 4Q09.

Pulp sales totaled 1,195 thousand tons in the quarter, a 5% quarter-on-quarter decline due to reduced Asian demand at the beginning of 3Q10. The 6% year-on-year decline reflects both reduced supply and Asian demand, which was down to 20% of the sales mix, compared to 24% in 2Q10 and 37% in 3Q09.

The cash cost of pulp production in 3Q10 was R$ 465/t, a R$ 34/t (7%) decrease compared to 2Q10, largely explained by the additional units in maintenance during 2Q10. Compared to 3Q09, the 7% (R$ 32/t) increase was primarily due to greater expenses with wood transportation (increased average forest-mill distance).

Adjusted EBITDA totaled R$ 717 million (stable margin at 40%), falling 2% quarter-on-quarter, mainly a result of the 5% reduction in pulp sales volume and the depreciation of the dollar against the real, partially offset by the 5.2% increase in the average net price in dollars. Year-on-year, the R$ 291 million (68%) increase was chiefly due to the higher average net pulp price. EBITDA per ton of R$ 552/t was stable quarter-on-quarter, while expanding 80% year-on-year.

The net financial result for the quarter was positive R$ 249 million, compared to a R$ 315 million expense in 2Q10, chiefly due to the effect of the dollar’s 6% depreciation against the real on the dollar-denominated debt (74% of the total in 3Q10). The positive R$ 568 million financial result in 3Q09 was explained by the dollar’s 9% depreciation against the real in that period.

3Q10 Results

At the end of September, gross debt totaled R$ 12,296 million, down 7% (R$ 913 million) quarter-on-quarter mainly due to the payment of R$ 449 million of the debt with former Aracruz shareholders (Safra family) and the R$ 549 million effect of foreign exchange variation in the quarter. Year-on-year, gross debt declined 20% (R$ 3,110 million), impacted by the settlement of the derivatives debt. The Company’s cash position, including the fair value of derivatives, was R$ 2,184 million, 82% of which was invested in domestic currency with investments in public bonds and fixed income instruments. Net debt totaled R$ 10,112 million, falling 7% quarter-on-quarter and 21% year-on-year. In order to improve the working capital management, Fibria implemented initiatives to make advances on receivables. The combination of reduced debt and increased cash generation in the last twelve months contributed to the continued leverage decrease to 3.9x in 3Q10. The graph below shows the evolution of net debt/EBITDA over the last twelve months:

Fibria continues to take advantage of opportunities to optimize its capital structure through actions that seek to improve its debt profile by decreasing its cost and extending its maturity. Thus, gross short-term debt was 19% of the total in 3Q10, compared to 30% in 3Q09, while the average maturity was up to 75 months, from 70 in 2Q10 and 52 in 3Q09. The cost of dollar-denominated debt was reduced to 5.6% p.a., compared to 6.0% p.a. in 2Q10 and 6.9% p.a. in 3Q09. These results were achieved with the continuous efforts to improve the company’s debt profile through several initiatives, including fundraising through new export pre-payment lines with maturities ranging from 8 to 10 years and reduced interest, with initial spreads between Libor plus 2.55% p.a. and 2.75% p.a.

The Company has started the initiatives to invest in land acquisition and forestry base development for the expansion of the Três Lagoas Unit. Fibria expects to begin operations of a new pulp production line with annual production capacity of 1.5 million tons of pulp in 2014. At the same time, Fibria has been negotiating with its partner in the joint venture (50% share) that holds the Veracel Unit for the construction of a new plant with pulp production capacity of 1.5 million tons. These projects aim to maintain Fibria’s global leadership in terms of scale and low production cost in the market pulp segment.

After a year, Fibria celebrates important accomplishments, especially the Liability Management Plan. Among other operations, the plan featured two bond issues that allowed the company to liquidate its derivatives debt and balance its debt profile. Operating on various fronts, specifically promoting best forestry and industrial practices, corporate restructuring and commercial, supply and logistics negotiations, current synergy gains total R$ 2.4 billion at net present value. Added to this is Fibria’s operating excellence, particularly at the Três Lagoas Unit in Mato Grosso do Sul State, which has a production capacity of 1.3 million tons per year.

3Q10 Results

 In terms of governance, Fibria migrated to the BM&FBovespa’s highest corporate governance listing segment, the Novo Mercado. In addition, the company was also included in two corporate sustainability indexes: the New York Stock Exchange’s Dow Jones Sustainability Index (DJSI) and the BM&FBovespa’s Corporate Sustainability Index (ISE). In November, Fibria’s Investor Relations program was recognized by analysts and investors through the Institutional Investor Magazine survey. Fibria stood out within the Latin American pulp and paper industry, taking first place as “Best Investor Relations” (according to both sell-side and buy-side analysts), “Best IR Professional” (1st place according to the sell-side and 2nd according to the buy-side analysts), second place in "Best CEO” (according to both sell-side and buy-side analysts) and  “Best CFO” (2nd place according to the sell-side and 3rd place according to the buy-side analysts).  This acknowledgement reinforces our commitment to transparency with the capital markets.

Pulp Market

The Printing and Writing (P&W) and Tissue segments, which are the largest market pulp consumers, continue to show signs of recovery in 2010. After falling 11% in 2009, P&W demand has grown 7.6% or 5.0 million tons as of September, 2010. This recovery was concentrated in woodfree grades, with coated woodfree growing 9.4% (1.7 million tons) while uncoated woodfree grew 6.5% (1.8 million tons). From 2009 to 2012, world P&W demand is expected to increase by 10 million tons. In the Tissue segment, world production showed solid growth in the first half of 2010, with projected growth of 3.4% for the year. Of the 900 thousand ton increase in Tissue production estimated for 2010, 60% should originate from emerging markets. From 2009 to 2012, world Tissue capacity is expected to expand by approximately 2.4 million tons.

Source: PPPC

3Q10 Results

By the end of September, demand for market pulp was at 36.6 million tons, practically the same level as throughout 2009. September saw a record at monthly shipments, totaling 4.4 million tons with the industry shipping at 96% capacity.

BEKP shipments, also at 96% of installed capacity, totaled 1.4 million tons in September, representing 13% (144 thousand tons) above the rolling average of the last 3 months. Asia and Europe were responsible for the bulk of this growth, increasing 35% (152 thousand tons) and 16% (92 thousand tons), respectively, over the previous month. BEKP shipments to China increased 34% or 69 thousand tons when compared to the rolling average of the last 3 months.

Market pulp supply in the industry continues to be limited. Production is expected to have grown 240 thousand tons in September compared to August, which was still not enough to prevent inventories from falling. World inventories declined approximately 216 thousand tons or 2 days of supply in September. Brazilian producers' inventories remained very low, closing September at 31 days. Currently, Brazil represents approximately 37% of world hardwood pulp supply. World consumer inventories are at 20 days of supply, suggesting that this is the lowest they will allow their inventories to fall.

Source: PPPC

Chinese demand totaled 984 thousand tons in September for growth of 46% or 309 thousand tons when compared to the rolling average of the last 3 months. The last time shipments to China were above 984 thousand tons was in August of 2009. At that time, the BEKP list price for China was US540/t, US$260/t less than current prices. Thus, we remain positive about the potential development of the Chinese market. The country reached a new level of market pulp consumption, which is expected to continue growing at a consistent pace until 2014.

Source: PPPC

3Q10 Results

The combination of these factors has allowed the maintenance of world BEKP prices at US$900/t in North America, US$870/t in Europe and US$800/t in Asia in November.

This scenario, even with increased Chinese production, will allow the maintenance of a favorable balance between supply and demand of market pulp in the short term.

Paper Market

The third quarter was very positive for the Brazilian paper market, following historical seasonality with demand from publishers to meet the government's text book purchasing program as well as the beginning of the notebook season for “Back to School 2011”, further increased by elections. These effects contributed to the positive performance of domestic sales, which, according to Bracelpa data, grew 7.1% through September despite the effect of imported papers.

Production and Sales – Pulp and Paper

Sales Volume (´000 t)	3Q10	2Q10	3Q09	3Q10 vs. 2Q10	3Q10 vs. 3Q09	9M10	9M09	9M10 vs.9M09	LTM*
Domestic Market Pulp	151	138	146	9%	3%	436	351	24%	593
Export Market Pulp	1,045	1,115	1,130	-6%	-8%	3,334	3,438	-3%	4,637
Total Pulp	1,195	1,253	1,276	-5%	-6%	3,770	3,788	0%	5,230
Domestic Market Paper	93	78	102	18%	-9%	243	280	-13%	343
Export Market Paper	12	9	8	34%	45%	32	27	18%	42
Total Paper	105	87	110	20%	-5%	274	307	-11%	385
Total	1,300	1,340	1,386	-3%	-6%	4,044	4,096	-1%	5,615
*LTM : Last Twelve Months

Fibria’s pulp production reached 1,334 thousand tons in 3Q10, compared to 1,208 thousand in 2Q10 and 1,428 thousand in 3Q09. The 10% quarter-on-quarter increase was due to fewer units stopped for scheduled maintenance in the 3Q10. Year-on-year, the 7% decline is explained by the absence of the volumes from the Guaíba Unit. Pulp inventories totaled 650 thousand tons (42 days), up 29% from the 504 thousand tons (33 days) in 2Q10.

Fibria sold a total 1,195 thousand tons of pulp in 3Q10, 5% less than the 2Q10 volume, chiefly due to reduced Asian demand. The 6% year-on-year decline reflects both reduced supply and Asian demand, which was down to 20% of the sales mix, compared to 24% in 2Q10 and 37% in 3Q09. Pulp exports represented 87% of the sales volume in 3Q10, Europe being the region of greatest demand receiving 41% of total sales volume.

3Q10 Results

In the paper segment, 3Q10 production totaled 79 thousand tons, stable quarter on quarter and down 15% over 3Q09, chiefly as a result of the absence of the Guaíba Unit. The sales volume of 105 thousand tons in the quarter was 20% greater than in 2Q10, mainly due to seasonality in all product lines with demand from the publishing (government text book purchases) and notebook segments in preparation for “Back to School 2011”, together with elections, but were nonetheless 5% less than in 3Q09 due to the absence of volumes from the Guaíba Unit. The increased sales volume of uncoated paper translated into an increased share in Fibria’s sales and revenues mixes, although the higher value-added segments continue to represent the largest share in the Paper Business, as shown in the following graph.

Results Analysis

				3Q10 vs.	3Q10 vs.			9M10
Net Revenues (R$ million)	3Q10	2Q10	3Q09	2Q10	3Q09	9M10	9M09	vs.9M09	LTM*
Domestic Market Pulp	166	142	100	18%	67%	438	270	62%	553
Export Market Pulp	1,323	1,409	986	-6%	34%	4,037	3,120	29%	5,317
Total Pulp	1,489	1,551	1,086	-4%	37%	4,475	3,390	32%	5,870
Domestic Market Paper	269	228	286	18%	-6%	702	815	-14%	974
Export Market Paper	25	16	16	50%	57%	61	56	10%	79
Total Paper	293	244	302	20%	-3%	763	871	-12%	1,054
Total	1,782	1,795	1,388	-1%	28%	5,238	4,261	23%	6,923
Income ASAPIR** + Portocel	14	15	15	-8%	-4%	43	41	3%	55
Total	1,797	1,809	1,402	-1%	28%	5,281	4,302	23%	6,979
*LTM : Last Twelve Months

*Asapir was established as part of the net equity of the company Ripasa SA Celulose e Papel, which occurred on August 31, 2008, aimed at enabling the implementation of the Consortium Paulista de Papel e Celulose - Conpacel.

Fibria’s net operating revenue totaled R$ 1,797 million in 3Q10, down 1% quarter-on-quarter but up 28% year-on-year. Net revenues from pulp totaled R$ 1,489 million in 3Q10, down 4% over 2Q10's R$ 1,551 million due to the reduced sales volume in the period, despite the 0.7% increase the average net price in Reais (+3.5% in dollars). Net revenue from pulp expanded 37% year-on-year, driven by the 46% increase in the average net price in Reais, partially offset by the 6% decrease in sales volumes.

Net revenue from paper grew 20% over 2Q10 due to the increased sales volume. The 3% year-on-year decline in net revenue from paper was mainly explained by reduced supply.

The cost of goods sold (COGS) of R$ 1,316 million was 2% or R$ 23 million greater than in 2Q10, chiefly due to:

3Q10 Results

(i) +R$ 18 million – increased depletion due to the reassessment of forest assets in 2Q10 (CPC 29);
(ii) +R$ 3 million – increased provision for losses on ICMS credits.

COGS per ton sold totaled R$ 1,012/t in 3Q10, 5% greater than in 2Q10 due to the effect of sales in the third quarter of pulp produced in 2Q10 at a higher cost (inventory turnover).

COGS increased 9% year-on-year as a result of the effects of depreciation, depletion and provision for losses on ICMS credits, while COGS/t was up 17%, also due to the increased cash cost of production.

The cash cost of pulp production in 3Q10 stood at R$ 465/t, R$ 34/t or 7% less than in 2Q10, mainly due to the effect of the maintenance downtimes. Excluding the effects of the downtimes, the cash cost of pulp production would have been R$ 435/t in 3Q10. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Cash Cost	R$/t
2Q10	499
Maintenance downtimes	(20)
Lower consumption of raw materials (operational efficiency)	(13)
Lower fixed costs	(6)
Wood cost (higher average forest-mill distance and increased wood supply from third parties)	7
Others	(2)
3Q10	465

Cash Cost	R$/t
3Q09	433
Wood cost (higher average forest-mill distance and increased wood supply from third parties)	28
Chemicals and energy	11
Lower fixed costs (synergy gains)	(3)
Improved outcome with utilities	(6)
Exchange rate	(3)
Others	5
3Q10	465

3Q10 Results

Sales expenses totaled R$ 81 million in 3Q10, stable year-on-year and down R$ 12 million quarter-on-quarter, chiefly due to the constitution of a non-recurring provision for doubtful accounts in the previous quarter.

Administrative expenses totaled R$ 85 million, R$ 4 million greater than in 2Q10, mainly as a result of donations. Year-on-year, the R$ 12 million increase was also chiefly due to donations and alignment of accounting practices on the 3Q09.

Other operating revenues posted and expense of R$ 25 million, compared to the revenue of R$ 46 million in 2Q10. This result was due, in large part, to the R$ 68 million effect of the fair value of the biological assets and the non-recurring capital gains from the sale of fixed assets in the amount of R$ 12 million in the previous quarter. Year-on-year, expenses fell 67%, chiefly due to provisions constituted in 3Q09 (R$ 30 million) derived from the alignment of accounting practices.

Adjusted EBITDA in 3Q10 was R$ 717 million, compared to 2Q10’s R$ 730 million, representing a stable 40% margin. The 2% decrease in EBITDA was chiefly due to the 5.2% increase in the average net price in dollars, which was offset by the dollar's depreciation against the real. Year-on-year, the R$ 291 million (68%) increase was mainly due to the higher average net pulp price.

EBITDA per ton sold (EBITDA/t) was stable quarter-on-quarter, reaching R$ 552/t (US$ 316/t) while expanding 80% year-on-year.

Financial Result

(R$ million)	3Q10	2Q10	3Q09
Financial Income	99	54	100
Interest on financial investments	46	43	47
Derivatives	53	11	52
Financial Expenses	(191)	(188)	(178)
Interest - loans and financing (local currency)	(54)	(55)	(76)
Interest - loans and financing (foreign currency)	(137)	(133)	(102)
Monetary and Exchange Variations	430	(104)	678
Foreign Exchange Variations - Debt	549	(118)	848
Foreign Exchange Variations - Cash	(119)	14	(170)
Other Financial Income / Expenses	(89)	(77)	(32)
Net Financial Result	249	(315)	568

3Q10 Results

Financial revenue from cash investments and derivatives adjustment was R$ 99 million, with R$ 46 million derived from investments and R$ 53 million from derivatives. The R$ 45 million quarter-on-quarter increase was chiefly due to the positive mark-to-market of derivatives positions as a result of the dollar’s 6% depreciation on non-deliverable forward operations, as shown in the table on page 13.

Financial expenses from interest on loans and financing totaled R$ 191 million in 3Q10, relatively stable quarter-on-quarter, due to the effects of the settlement of a portion of the debt with former Aracruz shareholder, through fundraising with debt indexed to the Libor plus spread. These steps were taken according to the Liability Management plan implemented in the period, as detailed on page 16, which reduced the interest rate of the bank debt in our portfolio. In relation to 3Q09, we saw a R$ 13 million increase in expenses from servicing the debt, justified by fundraising with debt indexed to a fixed rate or Libor plus spread in order to settle portions of the debt with former Aracruz shareholders and other debts that had more restrictive covenants.

Financial revenues from foreign exchange variations on dollar-denominated debt was R$ 549 million as a result of the dollar's 6% depreciation against the real in the period, compared to a loss of R$ 118 million in 2Q10 with the dollar’s 1.2% appreciation against the real over 1Q10. The year-on-year change was due to the dollar’s 9% depreciation against the Real in the period, which resulted in a revenue of R$ 848 million.

Other foreign exchange and monetary variations totaled a R$ 119 million expense in 3Q10, compared to a revenue of R$ 14 million in the previous quarter, chiefly due to the effect of the real's 6% appreciation against the dollar on the balance of accounts receivable and investments in dollars. The improvement over 3Q09’s R$ 170 million expense was the result of the increased impact of the 9% foreign exchange variation on these assets in 3Q09.

Other financial expenses totaled R$ 89 million, up R$ 12 million over 2Q10, primarily as a result of the settlement of financing operations (see table on page 16) whose costs had been deferred according to their respective maturities. This settlement was anticipated with funds with longer maturities and more competitive costs.

Derivatives

Fibria's Market Risk Management Policy allows the company to use derivatives to protect the dollar-denominated cash flow – cash generation in foreign currency net of costs, expenses and debt servicing – and its debt from the effect of interest rate variations.

3Q10 Results

The derivatives contracted by Fibria are exclusively for hedging and are conventional, without leverage or margin calls, duly registered at CETIP (Custodian and Clearinghouse), with cash adjustments recognized only upon their respective maturities. The marked-to-market financial derivatives position on September 30, 2010 was positive R$ 60 million, as opposed to negative R$ 14 million on June 30, 2010.The table below shows the derivatives open position at the end of 3Q10.

		Notional amount		Fair Value
in million		3Q10	2Q10	3Q10		2Q10
Swap contracts	Maturity by
Assets position
JPY Fixed Rate (JPY to USD)*	Jan-14	¥4.755	¥4.755	R$	112	R$	130
USD Libor (Libor to Fixed)	Jul-14	$335	$353	R$	549	R$	14
BRL Fixed Rate (BRL to USD)	Sep-18	$428	$-	R$	599	R$	-

Total (a)				R$	1,260	R$	144

Liabilities position
USD Fixed Rate (JPY to USD)*	Jan-14	¥45	¥45	R$	(97)	R$	(120)
USD Fixed Rate (Libor to Fixed)	Jul-14	$335	$353	R$	(567)	R$	(29)
USD Fixed Rate (BRL to USD)	Sep-18	$250	$-	R$	(603)	R$	-

Total (b)				R$	(1,267)	R$	(149)
Net (a+b)				R$	(8)	R$	(5)

Forward Contract
Sold Position
NDF (USD)	Jul-11	$392	$347	R$	68	R$	19

Total: Forward contract (c)				R$	68	R$	19

Net (a+b+c)				R$	60	R$	14
* Exchange rate JPY x BRL 3Q2010: R$0,0203, 2Q10: R$0,02037

Net Income

Net income in 3Q10 came to R$ 303 million, R$ 173 million (133%) greater than the R$ 130 million in 2Q10 as a result of the improved financial result, due to foreign exchange variations in the period. Such outcome increased the calculation basis of Income Taxes, resulting in an expense in this balance.

In comparison to 3Q09, net income was R$ 65 million or 18% less, chiefly due to the R$ 319 million decline in the financial result. This significant reduction was due to a foreign exchange reduction of R$ 299 million, as in 3Q09 we have verified a dollar depreciation against the real of 9% versus 6% in 3Q10.

3Q10 Results

 It should be noted that for better comparison, the Financial Statements for the third quarter of 2009 were adjusted such as to include the alterations introduced by the adoption of CPCs 15 to 41 and 43 (except 34 – unissued), as required by the generally accepted accounting principles in Brazil. The graph below shows the main factors that influenced net income in 3Q10, starting with EBITDA in the period.

* The sum of Depreciation, Amortization, Depletion and Other

Debt

Gross Debt (R$ million)	3Q10	2Q10	3Q09
Total Gross Debt	12,296	13,209	15,406
Gross Debt in R$	3,240	3,856	5,712
Gros Debt in US$ (1)	9,056	9,353	9,695
Average maturity (months)(2)	75	70	52
% short-term portion	19%	16%	30%
Total Cash(3)	2,184	2,364	2,594
Net Debt	10,112	10,846	12,812
Net Debt / EBITDA (x)	3.9	4.7	7.2
(1) Includes BNDES index
(2)  Does not include debt to the former shareholders of Aracruz
(3) Includes the derivatives fair value

Gross debt on September 30, 2010 was R$ 12,296 million, R$ 913 million less than in 2Q10. Compared to 3Q09, this reduction was R$ 3,110 million. Out of the gross debt 74% was dollar-denominated (2Q10: 71%). Of the total debt, approximately R$ 1.4 billion is related to the remaining balance of the debt with former Aracruz shareholders, the total amount of which matures in the short term. The cash position on September 30, including the fair value of derivatives, was R$ 2,184 billion, 82% of which was invested in domestic currency.

The average cost of bank debt in domestic currency in 3Q10 was 9.1% p.a. and the cost in dollar fell from 6.0% p.a. in 2Q10 to 5.6% p.a. in 3Q10, considering the Libor forward curve.

The following graph shows the debt-related transactions in the quarter.

3Q10 Results

Of the total R$ 2,270 million raised in the period, we highlight:

- Export Pre-Payment line in the amount of US$800 million (R$ 1,355 million) maturing in 8 years with an initial coupon of the 3-month Libor plus 2.75% p.a. (which can be reduced to 2.4% p.a.);

- Export Pre-Payment line in the amount of US$250 million (R$ 424 million) maturing in 10 years with an initial coupon of the 6-month Libor plus 2.55% p.a.;

- Export Credit Note in the amount of R$ 428 million, maturing in 2018 with a dollar swap plus 5.45% p.a.

These operations aimed at improving the debt profile in terms of maturity and cost.

Of the total R$ 2,879 million in amortization in the period, we highlight:

- R$ 449 million refers to debt with former Aracruz shareholders;

- Early settlement of the Export Pre-Payment agreement in the amount of US$1,175 million (R$ 1,991 million) with a less attractive maturity and cost;

The average maturity of bank debt was extended to 75 months (2Q10: 70 months) and short-term obligations represented 19% in 3Q10 (16% in 2Q10 and 30% in 3Q09). The graph below shows the amortization schedule of Fibria’s total debt.

3Q10 Results

Liability Management

Fibria continues to maintain its Liability Management Plan, initiated in 2H09 to settle or refinance debts to obtain lower costs and longer maturities compatible with Fibria's credit risk. The following table offers a summary of recent initiatives:

Operation	Amount	Maturity	Rate
Export Pre-Payment	R$ 1,355 million	2018	3-month Libor + maximum spread of 2.75% p.a.
Export Pre-Payment	R$ 424 million	2020	6-month Libor 3 + maximum spread of 2.55% p.a.
Export Credit Note with swap	R$ 428 million	2018	5.45% p.a. + exchange variation
Others	R$ 63 million	-	-
Total	R$ 2,270 million	-	-

Settlements	Amount	Maturity	Rate
Export Pre-Payment	R$ 1,991 million	2014 and 2016	3-month Libor + 4.00% p.a. and 4.25% p.a.
Portion of the debt with former Aracruz shareholder	R$ 449 million	Oct/2010	-
Export Credit Note	R$ 140 million	2010 to 2013	11.37% p.a.
Rural Credit Note	R$ 52 million	2011	9.55% p.a.
BNDES – Long-Term Interest Rate	R$ 52 million	2010 to 2017	8.80% p.a.
BNDES – currency basket	R$ 10 million	2010 to 2017	8.00% p.a.
Export Pre-Payment	R$ 11 million	2010 to 2020	5.04% p.a.
Advance Against Exchange	R$ 26 million	2011	2.11% p.a.
Finnvera	R$ 19 million	2010 to 2018	4.78% p.a.
Others (principal + interest)	R$ 129 million	-	-
Total	R$ 2,879 million	-	-

CAPEX

(R$ million)	3Q10	2Q10	3Q09
Industrial Expansion	3	7	111
Forest Expansion	4	5	9
Subtotal Expansion	7	12	120
Safety/Environment	30	16	7
Forestry Renewal	146	100	75
Maintenance, IT, R&D, Modernization	80	64	36
Subtotal Maintenance	256	181	118
50% Conpacel	23	17	15
50% Veracel	13	16	16
Total Fibria	299	226	269

3Q10 Results

CAPEX in the quarter totaled R$ 299 million, up 32% or R$  73 million quarter-on-quarter. Investments in maintenance stand out, especially in silviculture, which increased R$ 46 million, and Modernization, which increased R$ 16 million. In 9M10, CAPEX totaled R$ 710 million.

CAPEX was up 11% or R$ 30 million year-on-year as increased maintenance expenditures were partially offset by a R$ 113 million decline in expansion expenditures in 3Q10, both primarily related to the Três Lagoas Unit.

Capital Markets

The average daily trading volume of Fibria’s shares was approximately 4.1 million, up 7.9% quarter-on-quarter. The average daily financial volume in 3Q10 was US$67 million, with US$34.4 million traded on the NYSE and US$32.6 million on the Bovespa. In 9M10, Fibria's average daily trading volume was 3.8 million, with a financial volume of US$68 million.

Sustainability

In September, Fibria was included in the 2010/2011 the Dow Jones Sustainability Index (DJSI World). Fibria is a highlight in the Forestry & Paper industry, for which only 3 of a total of 12 companies evaluated were selected. This achievement confirms our commitment with sustainable forestry as a source of long-term value generation for our shareholders. The DJSI evaluates best international corporate sustainability practices through an integrated assessment of the triple bottom line. In 2010, more than 2,500 companies from 58 industries participated of the assessment.

3Q10 Results

Acknowledgment

Fibria’s Investor Relations program was recognized by the Institutional Investor Magazine. A perception study conducted with buy-side and sell-side analysts regarding the IR performance of Latin American companies, Fibria stood out within the pulp and paper industry as “Best Investor Relations” (1st place according to both sell-side and buy-side analysts), “Best IR Professional” (1st place according to the sell-side and 2nd according to the buy-side analysts), second place in "Best CEO” (according to both sell-side and buy-side analysts) and  “Best CFO” (2nd place according to the sell-side and 3rd place according to the buy-side analysts).

This acknowledgement reinforces our commitment to transparency with the capital markets.

3Q10 Results

Appendix I – Effects of adopting technical pronouncements

The company’s 3Q10 information complies with the technical accounting pronouncements issued by the Brazilian Accounting Standards Committee, including the adjustments introduced by CPCs 15 through 41 and 43 (except 34-unissued) which are required as of 2010. The 2009 financial statements were adjusted according to the alterations introduced by the initial adoption of these pronouncements as per legal disclosure requirements. These adjustments aim to bring Brazilian accounting standards in line with international practices, and the chief effects on Fibria’s financial statements are summarized below.

CPC 15 – Business combinations: the acquisition date should be that on which control was effectively transferred, considering the fair value of the assets acquired, liabilities assumed and minority interest.  When the business combination is done in stages, the portion of initial interest should also be reassessed at the fair value on the acquisition date as a revenue offset.

CPC 29 – Biological assets: Biological assets, represented by forests in formation, were measured at the fair value less selling expenses. Previously, these assets were booked under historical formation costs.

3Q10 Results

Appendix II – Revenues x Volume X Price*

Net Operating Revenues Variation | 3Q10 X 2Q10
	BRGAAP
PRODUCTS	Tonnes		Net Revenue –R$ 000		Price -R$/ton		QoQ%
	3Q10	2Q10	3Q10	2Q10	3Q10	2Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	32,212	23,409	71,697	52,972	2,226	2,263	37.6	35.3	(1.6)
Coated	26,727	24,192	69,188	57,502	2,589	2,377	10.5	20.3	8.9
Special/Other	34,016	30,897	128,076	117,117	3,765	3,791	10.1	9.4	(0.7)
Total	92,954	78,498	268,961	227,591	2,893	2,899	18.4	18.2	(0.2)
Export Market
Uncoated	8,449	7,205	15,881	12,582	1,880	1,746	17.3	26.2	7.6
Coated
Special/Other	3,247	1,518	8,636	3,776	2,659	2,488	113.9	128.7	6.9
Total	11,697	8,723	24,518	16,358	2,096	1,875	34.1	49.9	11.8
Total Paper	104,651	87,221	293,479	243,949	2,804	2,797	20.0	20.3	0.3
Pulp
Domestic Sales	150,577	137,678	166,329	141,516	1,105	1,028	9.4	17.5	7.5
Export Market	1,044,620	1,115,406	1,322,642	1,409,096	1,266	1,263	(6.3)	(6.1)	0.2
Total	1,195,197	1,253,084	1,488,971	1,550,611	1,246	1,237	(4.6)	(4.0)	0.7
Total Domestic Sales	243,532	216,176	435,290	369,107	1,787	1,707	12.7	17.9	4.7
Total Export Market	1,056,317	1,124,129	1,347,160	1,425,454	1,275	1,268	(6.0)	(5.5)	0.6
TOTAL	1,299,848	1,340,305	1,782,450	1,794,561	1,371	1,339	(3.0)	(0.7)	2.4

Net Operating Revenues Variation | 3Q10 X 3Q09
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	3Q10	3Q09	3Q10	3Q09	3Q10	3Q09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	32,212	46,430	71,697	100,933	2,226	2,174	(30.6)	(29.0)	2.4
Coated	26,727	23,747	69,188	56,954	2,589	2,398	12.5	21.5	7.9
Special/Other	34,016	31,482	128,076	128,151	3,765	4,071	8.0	(0.1)	(7.5)
Total	92,954	101,659	268,961	286,038	2,893	2,814	(8.6)	(6.0)	2.8
Export Market
Uncoated	8,449	7,081	15,881	12,907	1,880	1,823	19.3	23.0	3.1
Coated	-	-	-	-	-	-	-	-	-
Special/Other	3,247	981	8,636	2,693	2,659	2,745	231.1	220.7	(3.1)
Total	11,697	8,062	24,518	15,600	2,096	1,935	45.1	57.2	8.3
Total Paper	104,651	109,720	293,479	301,638	2,804	2,749	(4.6)	(2.7)	2.0
Pulp
Domestic Sales	150,577	146,312	166,329	99,628	1,105	681	2.9	67.0	62.2
Export Market	1,044,620	1,129,526	1,322,642	986,364	1,266	873	(7.5)	34.1	45.0
Total	1,195,197	1,275,837	1,488,971	1,085,992	1,246	851	(6.3)	37.1	46.4
Total Domestic Sales	243,532	247,970	435,290	385,666	1,787	1,555	(1.8)	12.9	14.9
Total Export Market	1,056,317	1,137,587	1,347,160	1,001,964	1,275	881	(7.1)	34.5	44.8
TOTAL	1,299,848	1,385,558	1,782,450	1,387,630	1,371	1,001	(6.2)	28.5	36.9

Net Operating Revenues Variation  | Accumulated 09/30/2010 X 09/30/2009
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		YoY%
	Jan-Sep/10	Jan-Sep/09	Jan-Sep/10	Jan-Sep/09	Jan-Sep/10	Jan-Sep/09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	76,909	126,978	171,834	281,056	2,234	2,213	(39.4)	(38.9)	0.9
Coated	72,737	65,907	176,171	169,550	2,422	2,573	10.4	3.9	(5.9)
Special/Other	92,993	87,380	353,863	364,376	3,805	4,170	6.4	(2.9)	(8.7)
Total	242,638	280,265	701,868	814,982	2,893	2,908	(13.4)	(13.9)	(0.5)
Export Market
Uncoated	25,853	25,162	45,701	50,234	1,768	1,996	2.7	(9.0)	(11.5)
Coated	-	-	-	-	-	-	-	-	-
Special/Other	5,949	1,824	15,559	5,707	2,616	3,129	226.2	172.6	(16.4)
Total	31,802	26,986	61,261	55,941	1,926	2,073	17.8	9.5	(7.1)
Total Paper	274,440	307,251	763,129	870,923	2,781	2,835	(10.7)	(12.4)	(1.9)
Pulp
Domestic Sales	435,749	350,908	437,942	269,595	1,005	768	24.2	62.4	30.8
Export Market	3,334,071	3,437,510	4,036,825	3,119,996	1,211	908	(3.0)	29.4	33.4
Total	3,769,820	3,788,418	4,474,767	3,389,591	1,187	895	(0.5)	32.0	32.7
Total Domestic Sales	678,387	631,173	1,139,810	1,084,577	1,680	1,718	7.5	5.1	(2.2)
Total Export Market	3,365,873	3,464,496	4,098,085	3,175,937	1,218	917	(2.8)	29.0	32.8
TOTAL	4,044,260	4,095,669	5,237,896	4,260,514	1,295	1,040	(1.3)	22.9	24.5

*Does not include Asapir and Portocel

3Q10 Results

Appendix III – Income Statements

INCOME STATEMENT - Quarters Results
Fibria - Consolidated							R$ million
	3Q10		2Q10		3Q09		QoQ %
	R$	AV%	R$	AV%	R$	AV%	3Q10/2Q10	3Q10/3Q09
Net Revenue	1,797	100%	1,809	100%	1,402	100%	-1%	28%
Domestic Sales	449	25%	385	21%	347	25%	17%	30%
Export Sales	1,347	75%	1,425	79%	1,055	75%	-5%	28%
Cost of sales	(1,316)	-73%	(1,293)	-71%	(1,203)	-86%	2%	9%
Cost related to production	(1,283)	-71%	(1,261)	-70%	(1,187)	-85%	2%	8%
Accruals for losses on ICMS credits	(34)	-2%	(31)	-2%	(16)	-1%	7%	109%
Operating Profit	480	27%	516	29%	199	14%	-7%	141%
Selling and marketing	(81)	-4%	(93)	-5%	(78)	-6%	-14%	3%
General and administrative	(85)	-5%	(81)	-4%	(73)	-5%	5%	16%
Financial Result	249	14%	(315)	-17%	568	40%	-179%	-56%
Equity	(7)	0%	(0)	0%	5	0%	0%	-239%
Other operating (expenses) income	(25)	-1%	46	3%	(75)	-5%	-155%	-67%
Operating Income	532	30%	73	4%	546	39%	630%	-3%
Income taxes expenses	(229)	-13%	57	3%	(178)	-13%	-502%	28%
Net Income (Loss)	303	17%	130	7%	368	26%	134%	-18%
Net Income (Loss) attributable to controlling equity interest	302	17%	129	7%	159	11%	135%	90%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	1	0%	209	15%	-49%	-100%
Depreciation, amortization and depletion	371	21%	353	20%	342	24%	5%	9%
EBITDA	661	37%	743	41%	315	22%	-11%	110%
Corporate Restructuring expenses	-	-	-	-	19	1%	-	-
Amortization of Intangible Assets	21	1%	21	1%	19	1%	0%	9%
Fixed Assets disposals	2	0%	(12)	-1%	13	1%	-117%	-85%
Accruals for losses on ICMS credits	34	2%	31	2%	16	1%	7%	109%
Accounting practice adjustment	-	-	-	-	44	3%	-	-
Fair value of biological assets	-	-	(68)	-4%	-	-	-	-
Allowance for Doubtful Accounts	-	-	16	1%	-	-	-	-
EBITDA consolidated	717	40%	730	40%	426	30%	-2%	68%
Note: The Financial Statements of 2009, presented in order to have a better comparison, were adjusted to contemplate the changes introduced by CPC 15 to 41 and 43 (except 34 - unissued) adoption, according to the Brazilian Accounting Practice

INCOME STATEMENT - Accumulated Results
Fibria – Consolidated				R$ million
	Jan-Sep 2010		Jan-Sep 2009
	R$	AV%	R$	AV%
Net Revenue	5,281	100%	4,302	100%
Domestic Sales	1,184	22%	967	22%
Export Sales	4,096	78%	3,335	78%
Cost of sales	(3,876)	-73%	(3,652)	-85%
Cost related to production	(3,793)	-72%	(3,631)	-84%
Accruals for losses on ICMS credits	(83)	-2%	(21)	0%
Operating Profit	1,405	27%	650	15%
Selling and marketing	(244)	-5%	(232)	-5%
General and administrative	(238)	-4%	(200)	-5%
Financial Result	(408)	-8%	1,751	41%
Adjustment to market value - Aracruz Participation (CPC15)	(7)	0%	(1)	0%
Equity	-	-	1,379	32%
Other operating (expenses) income	(23)	0%	(134)	-3%
Operating Income	485	9%	3,213	75%
Income taxes expenses	(44)	-1%	(657)	-15%
Net Income (Loss)	441	9%	2,556	59%
Net Income (Loss) attributable to controlling equity interest	438	9%	1,936	45%
Net Income (Loss) attributable to non-controlling equity interest	3	-	620	-
Depreciation, amortization and depletion	1,096	21%	925	22%
EBITDA	1,996	38%	1,008	23%
Corporate Restructuring expenses	-	-	44	-
Amortization of Intangible Assets	62	1%	80	2%
Fixed Assets disposals	(6)	0%	(9)	0%
Accruals for losses on ICMS credits	83	2%	21	0%
Fair Value of Biological Assets	(68)	-1%	-	-
Accounting practice adjustment	-	-	44	1%
Allowance for Doubtful Accounts	16	0%	-	-
Building of inventories - Três Lagoas	-	-	6	0%
EBITDA consolidated	2,084	39%	1,194	28%

3Q10 Results

Appendix IV – Balance Sheet

Balance Sheet

			R$ million
	SEP/ 10	JUN/ 10	SEP/ 09
ASSETS

CURRENT ASSETS	4,620	4,884	6,759
Cash and cash equivalents	480	634	727
Securities	1,644	1,687	1,739
Derivative instruments	60	14	57
Trade Accounts Receivable, net	1,017	1,219	684
Inventories	1,051	932	1,060
Recoverable taxes	227	263	406
Assets avaiable for sale			1,922
Others	140	135	164
NON-CURRENT ASSETS	2,728	2,525	2,073
Securities		28	71
Deferred income taxes	1,338	1,382	956
Recoverable taxes	627	344	244
Others	763	771	801
Investments	8	15	16
Property, plant & equipment , net	13,488	13,808	14,047
Biological assets	3,742	3,785	3,471
Intangible assets	5,379	5,398	5,466
TOTAL ASSETS	29,965	30,415	31,831

	SEP/ 10	JUN/ 10	SEP/ 09
LIABILITIES

CURRENT LIABILITIES	2,959	2,842	5,202
Short-term debt	898	899	2,627
Trade Accounts Payable	377	450	382
Payroll and related charges	132	106	129
Tax Liability	69	63	19
Derivative instruments	-		75
Dividends and Interest attributable to capital payable	2	2	1
Stock acquisition payable	1,392	1,241	1,816
Others	88	81	154
NON-CURRENT LIABILITIES	11,498	12,369	12,699
Long-term debt	10,006	10,522	9,267
Accrued liabilities for legal proceedings	130	130	320
Deferred income taxes , net	1,154	955	1,309
Taxes paid in installments	72	64	59
Stock acquisition payable	-	547	1,621
Others	137	150	123
Minority interest	22	22	2,290
SHAREHOLDERS' EQUITY	15,485	15,183	11,639
Issued Share Capital	8,379	8,379	7,057
Capital Reserve	3	3	2
Revaluation Reserve	9	10	11
Retained earnings	5,485	5,183	5,052
Equity valuation adjustment	1,619	1,619	(481)
Treasury stock	(10)	(10)	(1)
TOTAL LIABILITIES	29,965	30,415	31,831
Note: The Financial Statements of 2009, presented in order to have a better comparison, were adjusted to contemplate the changes introduced by CPC 15 to 41 and 43 (except 34 - unissued) adoption, according to the Brazilian Accounting Practice

3Q10 Results

Appendix V – Cash Flow

Cash Flow Statement (R$ million)	3Q10	2Q10	3Q09

NET INCOME (LOSS) BEFORE INCOME TAXES	532	73	546
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	457	414	304
(+) Foreign exchange and unrealized (gains) losses, net	(430)	104	(692)
(+) Fair value of financial instruments	(53)	(11)	(16)
(+) Equity	7	0	(5)
(+) Fair value of Biological Assets (CPC 29)	-	(68)	-
(+) Gain (loss) on disposal of Property, Plant and Equipment	2	2	(3)
(+) Debt present value adjustment - shares acquisition	54	92	121
(+) Accrued liabilities for legal proceedings and others	41	32	(46)
(+) Interest on loan accrual	220	181	173
(+) Interest on Securities	(43)	(65)	(36)

Changes in operating assets:
Trade accounts receivable	131	(32)	(133)
Inventories	(116)	(109)	(128)
Taxes on income and other taxes	(41)	(7)	14
Advance to suppliers and others	(13)	10	(26)

Changes in operating liabilities:
Trade Accounts Payable	(77)	(21)	43
Taxes on income and other taxes	5	(2)	(9)
Payroll, profit sharing and related charges	25	22	26
Others	(9)	(55)	(15)

Net cash provided by operating activities
Interest received from Securities	27	55	37
Interest paid on loans	(120)	(224)	(196)
Taxes on income and other taxes paid	(2)	(5)	(15)

CASH FLOW FROM OPERATING ACTIVITIES	599	387	(58)
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	(449)	(1,042)	(466)
Property, Plant and Equipment Acquisition	(299)	(226)	(269)
Intangibles assets and others	(3)	-	12
Securities	86	442	999
Revenues on Property, Plant and Equipment Sales	5	3	(1)
Settlement of financial instruments	7	(17)	(33)

CASH FLOW FROM INVESTING ACTIVITIES	(653)	(840)	242
Financing activities
Loans
Borrowings	2,270	2,913	774
Capital increase	-	-	-
Repayments	(2,326)	(2,376)	(342)
Treasury stock	-	(10)	-

CASH FLOW FROM FINANCING ACTIVITIES	(56)	527	432

Exchange variation effect on cash and cash equivalents	(43)	10	(33)
Net increase (decrease) in cash and cash equivalents	(154)	84	584
Cash and cash equivalent at beginning of period	634	550	143
Cash and cash equivalent at end of period	480	634	727
Note: The Financial Statements of 2009, presented in order to have a better comparison, were adjusted to contemplate the changes introduced by CPC 15 to 41 and 43 (except 34 - unissued) adoption, according to the Brazilian Accounting Practice

3Q10 Results

Appendix VI – Economic and Operating Data

							3Q10 vs.	3Q10	2Q10 vs.	3Q09 vs.
Exchange Rate (R$/US$)	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	2Q10	vs.3Q09	1Q10	2Q09
Closing	1.6942	1.8015	1.7810	1.7412	1.7781	1.9516	-6.0%	-4.7%	1.2%	-9%
Average	1.7493	1.7926	1.8040	1.7393	1.8676	2.0741	-2.4%	-6.3%	-0.6%	-10%

				3Q10 vs.	3Q10 vs.
Pulp sales distribution, by region	3Q10	2Q10	3Q09	2Q10	3Q09	LTM*
Europe	41%	38%	30%	1 p.p.	11 p.p.	38%
North America	27%	27%	22%	0 p.p.	5 p.p.	26%
Asia	20%	24%	37%	-4 p.p.	-17 p.p.	25%
Brazil / Others	12%	11%	11%	1 p.p.	1 p.p.	12%
*LTM : Last Twelve Months

Pulp list price per region (US$/t)	Sep-10	Aug-10	Jul-10	Jun-10	May-10	Apr-10	Mar-10	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09
North America	900	900	950	950	920	870	820	790	760	730	730	700	650
Europe	870	870	920	920	890	840	790	760	730	700	700	650	600
Asia	800	800	850	850	850	800	750	720	690	660	660	630	580

Financial Indicators	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Net Debt / Adjusted EBITDA (LTM*)	3.9	4.7	5.6	6.3	7.2	7.2
Net Debt / Total Capital (gross debt + net equity)	0.7	0.5	0.5	0.6	0.6	0.6
Cash + EBITDA (LTM*) / Short-term Debt	2.0	2.2	1.1	1.2	0.8	0.9
*LTM : Last Twelve Months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: November 12, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO